UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Affirmative Insurance Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

008272106 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 008272106

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only). Vesta Insurance Group, Inc. 63-1097283
2.	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power: 3,350,522* 6. Shared Voting Power: 3,867,706* 7. Sole Dispositive Power: 3,350,522* 8. Shared Dispositive Power: 3,867,706*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,218,228*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares:	☐
11.	Percent of Class Represented by Amount in Row (9): 42.9%*
12.	Type of Reporting Person: HC*

*	Vesta Insurance Group, Inc. beneficially owns, directly or indirectly, an aggregate of 7,218,228 shares of common stock of the issuer. Of these shares, 3,350,522 shares are directly owned by Vesta Insurance Group, Inc. and 3,867,706 shares are directly owned by Vesta Fire Insurance Corporation, an Illinois insurance company that is a wholly owned subsidiary of Vesta Insurance Group, Inc. Vesta Insurance Group, Inc. is filing this form on behalf of itself and, as parent holding company, on behalf of Vesta Fire Insurance Corporation.

Item 1.	(a)	Name of Issuer: Affirmative Insurance Holdings, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 4450 Sojourn Drive, Suite 500 Addison, TX 75001

Item 2.	(a)	Name of Person Filing: Vesta Insurance Group, Inc.

	(b)	Address of Principal Business Office or, if none, Residence: 3760 River Run Drive Birmingham, AL 35243

	(c)	Citizenship: Vesta Insurance Group, Inc. is a Delaware corporation.

	(d)	Title of Class of Securities: Common Stock

	(e)	CUSIP Number: 008272106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned: See item 9 of cover page.

(b) Percent of class: See item 11 of cover page.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See item 5 of cover page.

(ii) Shared power to vote or to direct the vote: See item 6 of cover page.

(iii) Sole power to dispose or to direct the disposition of: See item 7 of cover page.

(iv) Shared power to dispose or to direct the disposition of: See item 8 of cover page.

Item 5.

Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Vesta Insurance Group, Inc. beneficially owns, directly or indirectly, an aggregate of 7,218,228 shares of common stock of the issuer. Of these shares, 3,350,522 shares are directly owned by Vesta Insurance Group, Inc. and 3,867,706 shares are directly owned by Vesta Fire Insurance Corporation, an Illinois insurance company that is a wholly owned subsidiary of Vesta Insurance Group, Inc. Vesta Insurance Group, Inc. is filing this form on behalf of itself and, as parent holding company, on behalf of Vesta Fire Insurance Corporation (classification IC).

Item 8.	Identification and Classification of Members of the Group Not applicable.

Item 9.	Notice of Dissolution of Group Not applicable.

Item 10.	Certification Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

VESTA INSURANCE GROUP, INC.

/s/ JOHN W. MCCULLOUGH
By:	John W. McCullough
Its:	Vice President, Associate General
Counsel and Assistant Secretary